Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Eaton Vance Corp.

(Commission File No.: 1-8100)

The following is an excerpt from the Q4 2020 Morgan Stanley Earnings Call held on January 20, 2021:

CORPORATE PARTICIPANTS

James Patrick Gorman Morgan Stanley - Chairman & CEO

Jonathan M. Pruzan Morgan Stanley - CFO, Head of Corporate Strategy & Executive VP

James P. Gorman:

…

Turn to Slide #4. We enhanced our positioning in areas of secular growth with several strategic acquisitions. In 2019, as you know, we advanced our workplace offering with the acquisition of Solium. And in 2020, we took a leap forward when we announced our acquisitions of E*TRADE and Eaton Vance. Combining with E*TRADE positions us to reach clients in various stages of wealth accumulation in a scalable economic way. E*TRADE's technology, products and innovation mindset enhance our growth model. Further, E*TRADE serves a younger demographic, who are on average over 10 years younger than those we've historically served and who we can continue to service as their needs become increasingly complex.

With Eaton Vance, we will create a leading asset manager of scale. Eaton Vance brings new investment capabilities to our platform and leading positions in secular growth areas, particularly customization and sustainability. The deal will also expand our client reach, combining MSIM's robust international distribution with Eaton Vance's strong U.S. distribution.

…

Let's talk about Investment Management on Slide 13. With our announcement to acquire Eaton Vance, we will create a premier global asset manager with $1.4 trillion in assets under management. Since 2017, Morgan Stanley Investment Management has grown assets under management by over $360 billion. And both MSIM and Eaton Vance have each individually attracted industry-leading long-term net flows over 20%.

We're really excited about this transaction, and the integration planning is going well. Eaton Vance's business remains strong, with increasing assets under management through the end of December. We expect to close the transaction no later than early in the second quarter.

…

Jonathan M. Pruzan:

…

We are excited about the transaction with Eaton Vance. Across businesses and strategies, Eaton Vance's assets under management increased by over $65 billion since October. The overall tone of the business is strong, and their momentum continues.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and Eaton Vance Corp. (“Eaton Vance”), Morgan Stanley and Eaton Vance will file and have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including the Morgan Stanley registration statement on Form S-4 that includes a prospectus of Morgan Stanley. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND EATON VANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement, as well as other filings containing information about Morgan Stanley or Eaton Vance, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or Eaton Vance at the following:

Morgan Stanley	Eaton Vance
1585 Broadway	Two International Place
New York, NY 10036	Boston, MA 02110
Media Relations: 212-761-2448	Media Relations: 617-672-8940
mediainquiries@morganstanley.com	rtice@eatonvance.com
Investor Relations: 1-212-762-8131	Investor Relations: 617-672-6744
investorrelations@morganstanley.com	esenay@eatonvance.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and Eaton Vance to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, Eaton Vance or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and Eaton Vance’s business, including current plans and operations, (v) the ability of Morgan Stanley or Eaton Vance to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or Eaton Vance’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or Eaton Vance’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Morgan Stanley’s or Eaton Vance’s management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of Eaton Vance’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) the additional risk factors described in the amended registration statement on Form S-4 filed by Morgan Stanley with the SEC on January 19, 2021 (“Form S-4”), as may be amended in the future, available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, are more fully discussed in the amended registration statement on Form S-4 filed with the SEC on January 19, 2021, as may be amended in the future, in connection with the proposed acquisition. While the list of factors presented here, and the list of factors presented in the registration statement on Form S-4, as may be amended in the future, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or Eaton Vance’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor Eaton Vance assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.